June 14, 2011

BY EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549-1090

Re:	Ashmore Funds (Registration Nos. 333-169226 and 811-22468)

Ladies and Gentlemen:

On behalf of Ashmore Funds (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 5 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Statutory Prospectus for Institutional Class shares of Ashmore Emerging Markets Equity Fund (the “Fund”), a series of the Trust.

2.	The Statement of Additional Information of the Trust relating to the Fund.

The Amendment is being filed to register the offering of Institutional Class shares of the Fund, a new series of the Trust. The Amendment does not contain any disclosure relating to the Trust that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

No fees are required in connection with this filing. Please direct any questions regarding the enclosed materials to the undersigned at (617) 235-4636.

Regards,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Alexandra Autrey, Ashmore Investment Management Limited

Paul Robinson, Ashmore Investment Management Limited

David Sullivan, Ropes & Gray LLP

Jeremy Smith, Ropes & Gray LLP